UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 14)*

RedEnvelope, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75733R 60 1

(CUSIP Number)

Scott Galloway

42 W. 15th Street, #2

New York, NY 10011

(917) 567-2841

With a copy to:

Stuart G. Stein, Esq.

Hogan & Hartson L.L.P.

555 13th Street, N.W.

Washington, D.C. 22201

(202) 637-8575

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 75733R 60 1

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Scott Galloway

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 375,378

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 231,878

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 375,378

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 3.94(1)

14.	Type of Reporting Person (See Instructions): IN

(1)             Based upon  9,521,823 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-K for the fiscal year ended April 1, 2007.

CUSIP No. 75733R 60 1

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): R. Ian Chaplin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 408,701(1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 408,701(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 408,701(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 4.29(2)

14.	Type of Reporting Person (See Instructions): IN

(1)             These shares are held jointly by Mr. Chaplin and his spouse.

(2)             Based upon  9,521,823 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-K for the fiscal year ended , April 1, 2007.

CUSIP No. 75733R 60 1

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Michael L. Meyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 65,066

	8.	Shared Voting Power: 9,103(1)

	9.	Sole Dispositive Power: 65,066

	10.	Shared Dispositive Power: 9,103(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 74,169(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0.78(2)

14.	Type of Reporting Person (See Instructions): IN

(1)             Includes 9,103 shares held of record by Mr. Meyer’s spouse.

(2)             Based upon 9,521,823 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-K for the fiscal year ended April 1, 2007.

CUSIP No. 75733R 60 1

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Firebrand Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 14 amends the Schedule 13D filed on June 30, 2004 (the “Initial Schedule 13D”) by Scott Galloway, R. Ian Chaplin, Martin McClanan and Michael L. Meyer (the “Original Reporting Persons”) relating to the common stock, par value $0.01 per share (“Common Stock”) of RedEnvelope, Inc. (the “Issuer”), as such Initial Schedule 13D has been amended between July 12, 2004 and May 19, 2006.  Amendment No. 4 to the Initial Schedule 13D added Firebrand Partners, LLC (“Firebrand”); Glenn J. Krevlin; Krevlin Advisors, LLC (“Krevlin Advisors”); GJK Capital Management LLC (“GJK”), Glenhill Capital LP (“Glenhill Capital”); Glenhill Capital Overseas GP, Ltd. (“Overseas GP”); and Glenhill Capital Overseas Master Fund, L.P. (“Overseas Master” and, collectively with Krevlin Advisors, GJK, Glenhill Capital and Overseas GP, the “Glenhill Reporting Persons”) as additional reporting persons.  On May 21, 2007, the Glenhill Reporting Persons filed a Schedule 13G, which included notice that such persons were no longer members of the group that filed Amendments Nos. 4 through 13 to the Initial Schedule 13D.

Capitalized terms used in this Amendment No. 14 without definition have the meanings given to them in the Initial Schedule 13D.

Item 2.  Identity and Background.

This Amendment No. 14 to the Initial Schedule 13D is filed by Scott Galloway, Ian R. Chaplin, Michael L. Meyer and Firebrand.  The information set forth in parts (a) through (f) of this Item 2 in respect of the filing persons is set forth in Amendment No. 10 to the Initial Schedule 13D, which information is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 is supplemented as follows:

The information required to be disclosed pursuant to paragraphs (a) and (b) of this Item 5 are incorporated by reference to the cover pages of this Amendment No. 14 to the Initial Schedule 13D.

The Original Reporting Persons no longer comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

(c)           On May 17, 2007, Firebrand distributed 1,164,912 shares of Common Stock of the Issuer to the Glenhill Reporting Persons, in accordance with the Limited Liability Company Agreement of Firebrand dated May 25, 2005 (the “Distribution”).

(e)           Upon the Distribution, Firebrand ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.  The Original Reporting Persons no longer comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 that holds more than five percent of the Common Stock of the Issuer.

SIGNATURES AND POWER OF ATTORNEY

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Date:  July 3, 2007

/s/ Scott Galloway
Scott Galloway

/s/ R. Ian Chaplin*
R. Ian Chaplin

/s/ Michael L. Meyer*
Michael L. Meyer

Firebrand Partners, LLC

/s/ Scott Galloway
Scott Galloway, Manager

* By power of attorney included in Amendment No. 2 to the Initial Schedule 13D, filed with the Securities and Exchange Commission on July 16, 2004.

/s/ Scott Galloway
Scott Galloway
Attorney-in-Fact